AB
3/13

08030398

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 48898

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: WestPark Capital, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1900 Avenue of the Stars, Suite 310
(No. and Street)

Los Angeles (City) CA (State) 90067 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Anthony C. Pintsopoulos (310) 843-9300
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

SEC
Mail Processing
Section

FEB 28 2008

Washington, DC
102

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Spicer Jeffries LLP
(Name – *if individual, state last, first, middle name*)

5251 S Quebec St, Suite 200 (Address) Greenwood Village (City) CO (State) 80111 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 20 2008 E
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

NT 3/19

OATH OR AFFIRMATION

I, Anthony C. Pintsopoulos, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of WestPark Capital, Inc., as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

ALICIA R. DARRELL
Notary Public - State of Florida
My Commission Expires Mar 14, 2011
Commission # DD 650962
Bonded Through National Notary Assn.

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity of Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital (including reconciliation of X-17A-5 Part II filing with this Rule 17a-5(d) report, if applicable).
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independant Auditors' Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WESTPARK CAPITAL, INC.

TABLE OF CONTENTS

SPICER JEFFRIES LLP
CERTIFIED PUBLIC ACCOUNTANTS
5251 SOUTH QUEBEC STREET • SUITE 200
GREENWOOD VILLAGE, COLORADO 80111
TELEPHONE: (303) 753-1959
FAX: (303) 753-0338
www.spicerjeffries.com

INDEPENDENT AUDITORS' REPORT

The Board of Directors
WestPark Capital, Inc.

We have audited the accompanying statement of financial condition of WestPark Capital, Inc. as of December 31, 2007, and the related statements of operations, changes in shareholder's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of WestPark Capital, Inc. as of December 31, 2007, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the financial statements taken as a whole. The information contained in the supplemental schedules listed in the accompanying index are presented for purposes of additional analysis and are not required for a fair presentation of the financial statements, but are supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Spicer Jeffries LLP

Greenwood Village, Colorado
February 18, 2008

Member of msi Global Alliance
Independent Legal & Accounting Firms

WESTPARK CAPITAL, INC.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2007

ASSETS

Cash and cash equivalents	$	996,884
Deposit with clearing broker		21,533
Accounts receivable:		
Clearing broker		174,961
Related parties (Note 3)		20,694
Other		121,238
Income taxes receivable (Note 4)		335,702
Securities owned, at market value		76,580
Furniture and equipment, at cost, net of accumulated depreciation of $37,984		211,517
Other assets		19,395
	$	**1,978,504**

LIABILITIES AND SHAREHOLDER'S EQUITY

LIABILITIES:		
Commissions payable	$	138,183
Accounts payable and accrued expenses		151,542
Capital lease obligation (Note 3)		147,544
Total liabilities		437,269
COMMITMENTS AND CONTINGENCIES (Notes 3 and 5)		
SHAREHOLDER'S EQUITY (Note 2):		
Preferred stock, no par value; 20,000 shares authorized; none issued		-
Common stock, no par value; 1,000,000 shares authorized; 8,800 shares issued and outstanding		1,309,091
Retained earnings		232,144
Total shareholder's equity		1,541,235
	$	**1,978,504**

The accompanying notes are an integral part of this statement

WESTPARK CAPITAL, INC.

STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2007

REVENUE:		
Commissions	$	3,191,104
Investment banking fees		3,168,825
Trading losses, net		(21,898)
Clearing fees, net		81,309
Other		481,089
Total revenue		6,900,429
EXPENSES:		
Commissions, salaries, and benefits		4,769,144
Consulting fees (Note 3)		633,000
General and administrative expenses		203,060
Advertising and promotion		226,024
Communications		187,124
Occupancy		196,046
Professional fees		97,000
Total expenses		6,311,398
NET INCOME BEFORE INCOME TAXES		589,031
INCOME TAX PROVISION (Note 4)		168,998
NET INCOME	**$**	**420,033**

The accompanying notes are an integral part of this statement

WESTPARK CAPITAL, INC.

STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY
YEAR ENDED DECEMBER 31, 2007

	Common Stock		Retained	Total Shareholder's
	Shares	Amount	Earnings	Equity
BALANCES, December 31, 2006	8,800	$ 1,309,091	$ 206,836	$ 1,515,927
Capital distributions		-	(394,725)	(394,725)
Net income	-	-	420,033	420,033
BALANCES, December 31, 2007	**8,800**	**$ 1,309,091**	**$ 232,144**	**$ 1,541,235**

The accompanying notes are an integral part of this statement

WESTPARK CAPITAL, INC.

STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2007

CASH FLOW FROM OPERATING ACTIVITIES:		
Net income	$	420,033
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization		37,984
Decrease in receivable from clearing broker		34,379
Increase in deposit with clearing broker		(742)
Increase in other receivables		(36,450)
Decrease in securities owned, at market value		288,488
Increase in other assets		(17,226)
Decrease in related party receivables		172,972
Increase in income tax receivable, net of payable		(574,575)
Increase in commissions payable		19,189
Increase in accounts payable and accrued expenses		30,649
Net cash provided by operating activities		374,701
CASH FLOWS USED IN INVESTING ACTIVITIES:		
Purchase of furniture and equipment		(89,188)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Payments on capital lease obligation		(12,769)
Capital distributions		(394,725)
Net cash used in financing activities		(407,494)
NET DECREASE IN CASH AND CASH EQUIVALENTS		(121,981)
CASH AND CASH EQUIVALENTS, beginning of the year		1,118,865
CASH AND CASH EQUIVALENTS, end of the year	$	**996,884**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Cash paid during the year for interest	$	**3,773**
Cash paid during the year for income taxes	$	**677,015**
Purchase of furniture and equipment under capital lease	$	**160,313**

The accompanying notes are an integral part of this statement.

NOTES TO FINANCIAL STATEMENTS

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Business

WestPark Capital, Inc. (the "Company") is a Colorado corporation formed on October 17, 1995. The Company currently operates as a registered broker-dealer with the Securities and Exchange Commission. The Company is a wholly owned subsidiary of WestPark Capital Financial Services, LLC ("Parent").

Securities owned by the Company (substantially common stock) are recorded at market value and related changes in market value are reflected in income. The Company records securities transactions and related revenue and expenses on a trade date basis.

The Company, under Rule 15c3-3(k)(2)(ii) is exempt from the reserve and possession or requirements of Rule 15c3-3 of the Securities and Exchange Commission. The Company does not carry or clear customer accounts. Accordingly, all customer transactions are executed and cleared on behalf of the Company by its clearing broker on a fully disclosed basis. The Company's agreement with its clearing broker provides that as clearing broker, that firm will make and keep such records of the transactions effected and cleared in the customer accounts as are customarily made and kept by a clearing broker pursuant to the requirements of Rules 17a-3 and 17a-4 of the Securities and Exchange Act of 1934, as amended (the "Act"). It also performs all services customarily incident thereto, including the preparation and distribution of customer's confirmations and statements and maintenance margin requirements under the Act and the rules of the Self Regulatory Organizations of which the Company is a member.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers money market funds with original maturities of three months or less to be cash equivalents.

Financial Instruments

The carrying amounts of cash, deposit and receivable from clearing broker, accounts receivable, other assets, commissions payable and accounts payable are carried at amounts that approximate fair value due to the short-term nature of those instruments. Securities owned are valued at the December 31, 2007 quoted market price.

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (concluded)

Income Taxes

The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes". Under the asset and liability method of Statement 109, deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled.

NOTE 2 - NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Act, the Company is required to maintain a minimum net capital, as defined under such provisions. At December 31, 2007, the Company had net capital and net capital requirements of $784,701 and $100,000, respectively. The Company's net capital ratio (aggregate indebtedness to net capital) was 0.56 to 1. According to Rule 15c3-1, the Company's net capital ratio shall not exceed 15 to 1.

NOTE 3 - COMMITMENTS AND RELATED PARTY TRANSACTIONS

The Company leases its facility and certain equipment under operating and capital leases expiring through July 2013. The Company's office lease is in the name of the Parent but will be paid by the Company and is included in the following schedule. Future minimum lease payments under the non-cancelable leases with initial terms greater than one year as of December 31, 2007 are as follows:

Year Ended December 31,	Operating Leases	Capital Lease
2008	$ 261,068	$ 40,485
2009	267,618	40,485
2010	243,597	40,284
2011	207,492	40,535
2012	214,754	25,345
Thereafter	165,257	-
Total minimum lease payments	$ 1,359,786	187,134
Less: Amount representing interest		39,590
Present value of net minimum lease payments		$ 147,544

NOTE 3 - COMMITMENTS AND RELATED PARTY TRANSACTIONS (continued)

As of December 31, 2007, the Company had $160,313 included in furniture and equipment which was purchased under capital leases. As of December 31, 2007, the accumulated depreciation on furniture and equipment under capital leases was $5,343, for a net book value of $154,970. The Parent's sole member has guaranteed the capital leases shown above.

Total rental expense for the year ended December 31, 2007 was $115,987 for the above leases.

Included in accounts receivable from a related party is $20,694 due from the Company's Parent. In addition, during the year ended December 31, 2007, the Company paid $633,000 in consulting fees to the sole member of its Parent.

NOTE 4 - INCOME TAXES

The Company's income tax fiscal year end is June 30, 2007, at which time it filed its tax return and paid approximately $541,000 of federal and state income taxes, in addition the Company paid estimates of approximately $135,000 for the six months ended December 31, 2007. The Company also used its remaing net operating loss at June 30, 2007. Net income for financial reporting purposes differs from taxable income primarily due to timing differences relating to depreciation and unrealized losses. The Company has recorded an income tax benefit for losses incurred in the last six months of the year in which no valuation has been recorded, due to the payment of taxes as of June 30, 2007 and estimates paid in the interim period. For the period ending June 30, 2007, the valuation allowance decreased by $13,000.

NOTE 5 - FINANCIAL INSTRUMENTS, OFF-BALANCE SHEET RISK AND CONTINGENCIES

In the normal course of business, the Company's activities through its clearing broker involve the execution, settlement, and financing of various client's securities transactions. These activities may expose the Company to off-balance sheet risk. In the event a client fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill the obligation.

The Company owns securities that are valued at the December 31, 2007 quoted market price. The Company may incur a loss if the market value decreases subsequent to December 31, 2007.

The Company bears the risk of financial failure by its clearing broker. If the clearing broker should cease doing business, the Company's cash of approximately $890,000, clearing deposit and other amounts due from this clearing broker could be subject to forfeiture.

SUPPLEMENTARY INFORMATION

WESTPARK CAPITAL, INC.

COMPUTATION OF NET CAPITAL
PURSUANT TO UNIFORM NET CAPITAL RULE 15c3-1
DECEMBER 31, 2007

CREDIT:		
Shareholder's equity	$	1,541,235
DEBITS:		
Income tax receivable		335,702
Other receivables		121,238
Receivable from related party		20,694
Furniture and equipment, net		211,517
Non-marketable securities		21,477
Other assets		19,395
Total debits		730,023
Net capital before haircuts on securities positions and money market accounts		811,212
Haircuts on securities positions and money market accounts		26,511
NET CAPITAL		784,701
Minimum requirements of 6-2/3% of aggregate indebtedness of $437,269 or $100,000, whichever is greater		100,000
Excess net capital	**$**	**684,701**
AGGREGATE INDEBTEDNESS:		
Commissions payable	$	138,183
Accounts payable and accrued expenses		151,542
Capital lease obligation		147,544
TOTAL AGGREGATE INDEBTEDNESS	**$**	**437,269**
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		**.56 to 1**

See the accompanying Independent Auditors' Report.

WESTPARK CAPITAL, INC.

RECONCILIATION OF THE COMPUTATION OF NET CAPITAL PURSUANT TO UNIFORM NET CAPITAL RULE 15c3-1 INCLUDED IN THE COMPANY'S CORRESPONDING UNAUDITED FORM X-17A-5 PART II FILING WITH THE COMPUTATION INCLUDED IN THE REPORT PURSUANT TO RULE 17a-5(d)
DECEMBER 31, 2007

NET CAPITAL PER COMPANY'S UNAUDITED FORM X-17A-5 PART II FILING	$	593,004
Adjustments:		
Increase in revenue		100,000
Change in income taxes		246,667
Increase in non-allowable capital lease		(154,970)
NET CAPITAL PER REPORT PURSUANT TO RULE 17a-5(d)	**$**	**784,701**

See the accompanying Independent Auditors' Report.

SPICER JEFFRIES LLP
CERTIFIED PUBLIC ACCOUNTANTS
5251 SOUTH QUEBEC STREET • SUITE 200
GREENWOOD VILLAGE, COLORADO 80111
TELEPHONE: (303) 753-1959
FAX: (303) 753-0338
www.spicerjeffries.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

The Board of Directors
WestPark Capital, Inc.

In planning and performing our audit of the financial statements and supplementary schedule of WestPark Capital, Inc. (the "Company") for the year ended December 31, 2007, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by WestPark Capital, Inc. that we considered relevant to the objectives stated in Rule 17a-5(g), (i) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3; and (ii) for safeguarding the occasional receipt of securities and cash until promptly transmitted to the Company's clearing brokers. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or complying with the requirements for prompt payment for securities under section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

msi Global Alliance

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. This report recognizes that it is not practicable in an organization the size of WestPark Capital, Inc. to achieve all the divisions of duties and cross-checks generally included in a system of internal accounting control and that alternatively greater reliance must be placed on surveillance by management.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2007, to meet the SEC's objectives.

In addition, our review indicated that WestPark Capital, Inc. was in compliance with the conditions of exemption from Rule 15c3-3 pursuant to paragraph k(2)(ii) as of December 31, 2007, and no facts came to our attention to indicate that such conditions had not been complied with during the year.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the Financial Industry Regulatory Authority, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Spicer Jeffries LLP

Greenwood Village, Colorado
February 18, 2008

END